                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549

                                S C H E D U L E   13D

                      Under the Securities Exchange Act of 1934
                                 (Amendment No. 4 )*

                      GLOBAL TELECOMMUNICATION SOLUTIONS, INC.
     -----------------------------------------------------------------
                                (Name of Issuer)

                           COMMON STOCK, $0.01 PAR VALUE
     -----------------------------------------------------------------
                           (Title of Class of Securities)

                                       37935Y107
     -----------------------------------------------------------------
                                    (CUSIP Number)
                        Copy to:
                                       Stephen A. Cohen, Esq.
Eli Oxenhorn                           Morrison Cohen Singer & Weinstein, LLP
56 The Intervale                       750 Lexington Avenue
Roslyn, New York  11576                New York, New York 10022
Telephone (516) 625-7005                    Telephone (212) 735-8600
----------------------------------------------------------------------------
                    (Name, Address and Telephone Number of Persons
                  Authorized to Receive Notices and Communications)

                                     July 10, 1997
          -----------------------------------------------------------------
                 (Date of Event which Requires Filing this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following space   /  /.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                           (Continued on following page(s))

CUSIP
No. 37935Y107                            13D
================================================================================
1   Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person
                                            Eli Oxenhorn
---- ---------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group*
                                                                        (a) /X/
                                                                        (b) / /

---- ---------------------------------------------------------------------------
3   SEC Use Only

---- ---------------------------------------------------------------------------
4   Source of Funds*          PF

---- ---------------------------------------------------------------------------
5   Check Box if Disclosure of Legal Proceedings is Required                / /

---- ---------------------------------------------------------------------------
6   Citizenship or Place of Organization                          United States

---- ---------------------------------------------------------------------------
Number of
Shares        7    Sole Voting Power
Beneficially            185,116 shares                                   3.6%
Owned By     ---- --------------------------------------------------------------
Each          8    Shared Voting Power
Reporting               6,668 shares                                     0.1%
Person       ---- --------------------------------------------------------------
With               9    Sole Dispositive Power
                        185,116 shares                                   3.6%
             ---- --------------------------------------------------------------
              10   Shared Dispositive Power
                        6,668 shares                                     0.1%
--------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned By Each Reporting Person
                             191,784 shares
---- ---------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*  / /

---- ---------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)
                                                                          3.7%
---- ---------------------------------------------------------------------------
14  Type of Reporting Person*
                                  IN
================================================================================
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP
No.   37935Y107                          13D
===============================================================================
1   Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person
                                Seth Oxenhorn
---- --------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group*                   (a) /X/
                                                                        (b) / /
---- --------------------------------------------------------------------------
3   SEC Use Only

---- --------------------------------------------------------------------------
4   Source of Funds*         PF

---- --------------------------------------------------------------------------
 5  Check Box if Disclosure of Legal Proceedings is Required               / /

---- --------------------------------------------------------------------------
 6  Citizenship or Place of Organization                       United States

---- --------------------------------------------------------------------------
              7    Sole Voting Power
Number of                    3,668 shares                                0.1%
Shares        ---- ------------------------------------------------------------
Beneficially  8    Shared Voting Power
Owned By                     0 shares                                      0%
Each               ---- -------------------------------------------------------
Reporting          9    Sole Dispositive Power
Person                  3,668 shares                                     0.1%
With               ---- -------------------------------------------------------
              10   Shared Dispositive Power
                        0 shares                                           0%
-------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned By Each Reporting Person
                                    3,668 shares
---- --------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*  / /

---- --------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)
                                                                         0.1%
---- --------------------------------------------------------------------------
14  Type of Reporting Person*
                                 IN
===============================================================================
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP
No.   37935Y107                          13D
================================================================================
1   Name of Reporting Person
S.S. or I.R.S. Identification No. of Above Person
                                    Abby Oxenhorn
---- ---------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group*                  (a)  /X/
                                                                        (b)  / /
---- ---------------------------------------------------------------------------
3   SEC Use Only

---- ---------------------------------------------------------------------------
4   Source of Funds*         PF

---- ---------------------------------------------------------------------------
5   Check Box if Disclosure of Legal Proceedings is Required                / /

---- ---------------------------------------------------------------------------
 6  Citizenship or Place of Organization                       United States

---- ---------------------------------------------------------------------------
              7    Sole Voting Power
                        3,000 shares                                     0.1%
 Number of    ---- ------------------------------------------------------------
  Shares      8    Shared Voting Power
Beneficially            0 shares                                           0%
 Owned By     ---- ------------------------------------------------------------
   Each       9    Sole Dispositive Power
 Reporting              3,000 shares                                     0.1%
  Person      ---- ------------------------------------------------------------
   With       10   Shared Dispositive Power
                        0 shares                                           0%
--------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned By Each Reporting Person
                                    3,000 shares
---- ---------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*  / /

---- ---------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)
                                                                          0.1%
---- ---------------------------------------------------------------------------
14  Type of Reporting Person*
                                  IN
================================================================================
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

    This statement, dated July 10, 1997, constitutes Amendment No. 4 to the
Schedule 13D, dated April 14, 1995, regarding the reporting persons ownership of certain securities of Global Telecommunication Solutions, Inc. (the "Issuer").

    The Schedule 13D is hereinafter referred to as the "Schedule." All capitalized terms used herein and otherwise undefined shall have the meanings ascribed in the Schedule.

    This Amendment No. 4 to the Schedule is filed in accordance with the Rule 13d-2 of the Securities Exchange Act of 1934, as amended, by the reporting persons. It shall refer only to information which has materially changed since the filing of the Schedule.

    The information contained herein gives effect to a one-for-three reverse stock split effected in March 1997.

ITEM 1.  SECURITY AND THE ISSUER.

    Common Stock, $0.01 par value per share (the "Common Stock"), sold pursuant to a Registration Statement filed by the Issuer with the Securities and Exchange Commission (the "Registration Statement").

ITEM 2.  IDENTITY AND BACKGROUND.

         (a)  ABBY OXENHORN

         (b)  Address:

                   56 The Intervale
                   Roslyn, New York 11576

         (c)  Principal Business: Student

         (d)  No

         (e)  No

         (f)  Citizenship: United States

         Abby Oxenhorn is the daughter of Eli Oxenhorn and the brother of Seth Oxenhorn.

ITEM 3.  SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

         The individual reporting persons obtained funds for the purchase of the additional shares of Common Stock from their respective personal funds. The amount of funds used in making the purchases of the additional shares of Common Stock are set forth below:

         Eli Oxenhorn             $ 242,000
         Seth Oxenhorn            $  16,500
         Abby Oxenhorn            $  16,500

ITEM 4.  PURPOSE OF TRANSACTION.

         The reporting persons acquired their securities for purposes of investment. The reporting persons do not have any plans or proposals which relate to or would result in any of the actions set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.       INTERESTS IN SECURITIES OF THE ISSUER.

         (a) The following list sets forth the aggregate number and percentage (based on 5,072,538 shares of Common Stock outstanding as reported in the Issuer's Prospectus dated July 9, 1997, including the exercise of the underwriter's over-allotment option to purchase 375,000 shares of Common Stock) of outstanding shares of Common Stock owned beneficially by each reporting person named in Item 2, as of July 10, 1997:

                            Shares of                     Percentage of Shares
                           Common Stock                     of Common Stock
Name                     Beneficially Owned                Beneficially Owned
----                    --------------------              --------------------
Eli Oxenhorn                191,784(1)                            3.7%
Seth Oxenhorn                 3,668(2)                            0.1%
Abby Oxenhorn                 3,000(3)                            0.1%

         (b) By virtue of being the father of Seth Oxenhorn and Abby Oxenhorn, Eli Oxenhorn may be deemed to have shared power to vote and to dispose of 6,334 shares of Common Stock and 334 shares of Common Stock issuable upon the exercise of the Warrants, representing approximately 0.1% of the outstanding Common Stock. Eli Oxenhorn has sole power to vote and to dispose of 95,391 shares of Common Stock, 18,057 shares of Common Stock issuable upon the exercise of the Conversion Warrants, 13,334 shares of Common Stock issuable upon the exercise of the Offering Warrants, 33,334 shares of Common Stock issuable upon the exercise of the Option, and 25,000 shares of Common Stock issuable upon the exercise of the 1997 Option, representing approximately 3.6% of the outstanding Common Stock.

-----------------------

(1) Includes 77,334 shares of Common Stock (including 6,667 unregistered shares of Common Stock acquired in the Offering), 18,057 Restricted Shares, 18,057 shares of Common Stock issuable upon the exercise of the Conversion Warrants, 13,334 shares of Common Stock issuable upon the exercise of the Offering Warrants, 33,334 shares of Common Stock issuable upon the exercise of the Option, and 25,000 shares of Common Stock issuable upon the exercise of the 1997 Option. Eli Oxenhorn disclaims beneficial ownership of the 3,334 shares of Common Stock beneficially owned by Seth Oxenhorn and 334 shares of Common Stock issuable upon the exercise of the Warrants owned by Seth Oxenhorn, and disclaims beneficial ownership of the 3,000 shares of Common Stock beneficially owned by Abby Oxenhorn.

(2) Consists of 3,334 shares of Common Stock and 334 shares of Common Stock issuable upon the exercise of the Warrants.

(3) Represents 3,000 shares of Common Stock.

         Seth Oxenhorn has sole power to vote and to dispose of 3,334 shares of Common Stock, and 334 shares of Common Stock issuable upon exercise of the Warrants, representing approximately 0.1% of the outstanding Common Stock.

         Abby Oxenhorn has sole power to vote and to dispose of 3,000 shares of Common Stock, representing approximately 0.1% of the outstanding Common Stock.

         (c) The following is a description of all transactions in the securities of the Issuer by the reporting persons identified in Item 2 of this
Schedule 13D effected from May 10, 1997 through July 10, 1997, inclusive:

                                      Number of Shares of
                       Purchase or       Common Stock        Purchase or Sale
Name of Shareholder     Sale Date     Purchased or (Sold)    Price Per Share
-------------------    -----------    -------------------    ----------------

Eli Oxenhorn             7/10/97           44,000                $ 5.50
Seth Oxenhorn            7/10/97            3,000                  5.50
Abby Oxenhorn            7/10/97            3,000                  5.50

    Eli Oxenhorn, Seth Oxenhorn and Abby Oxenhorn acquired shares of Common Stock in the public offering by the Issuer of an aggregate of 2,875,000 shares of Common Stock (including 375,000 shares of Common Stock issued upon the exercise of the underwriter's over-allotment option).

         (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities.

         (e) On July 10, 1997, the reporting persons ceased to be the beneficial owners of more than five percent (5%) of the Common Stock of the Issuer.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES
         OF THE ISSUER
         ------------------------------------------

         (c) Eli Oxenhorn entered into a lock-up agreement, dated June 10, 1997 (the "Lock-up Agreement"), with GKN Securities Corp., the managing underwriter of the public offering of 2,875,000 shares of the Issuer's Common Stock (including 375,000 shares of Common Stock issued upon the exercise of the over-allotment option). The Lock-up Agreement prohibits the sale, transfer or disposal of shares of Common Stock held directly or beneficially by Mr. Oxenhorn for a period of 12 months, commencing on the effective date of the Issuer's Registration Statement, without the prior written consent of the Underwriter.

         The Lock-up Agreement also provides that for a period of five years, commencing on the effective date of the Registration Statement, the Underwriter shall have the right to purchase for its account or to sell for the account of Mr. Oxenhorn any shares of Common Stock sold pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended.

         None of the shares of Common Stock included in Item 5(c) of this
Schedule 13D are subject to the Lock-up Agreement.

         (d) Except for the circumstances discussed or referred to in paragraphs (a) through (c), there are no contracts, arrangements, understandings, or relationships with respect to the securities of the Issuer among any of the persons reporting in this Schedule 13D.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Exhibit A - Agreement dated August 1, 1997 among the reporting persons by which they have agreed to file this Schedule 13D and all necessary amendments, as required by Rule 13d-1(f).

                                      SIGNATURE
                                      ---------

         After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned hereby certifies that the information set forth in this Schedule is true, complete, and correct.

Date: August 1, 1997

                                            /s/ Eli Oxenhorn
                                            ----------------------------
                                            Eli Oxenhorn


                                            /s/ Seth Oxenhorn
                                            ----------------------------
                                            Seth Oxenhorn


                                            /s/ Abby Oxenhorn
                                            ----------------------------
                                            Abby Oxenhorn